Exhibit A Pitch Deck



Helping Those in The Business of Protecting Others


MedFire
INNOVATIONS

Disclaimer


MedFire
INNOVATIONS





This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

Born From a Single Idea…


MedFire
INNOVATIONS





MedFire Innovations Inc. was born with a single idea, and it was through the creation of our first product, we found the true value in developing key relationships and strategic resources. On June 22, 2016, MedFire Innovations, was formed as a corporation in the State of California. Since this time, MedFire has developed, manufactured, and brought to market our own innovative ideas, in the form of additional products and services. Realizing the value of our key relationships and resources, we expanded our services to include helping others create products through our custom collaborative process.

Our company is rapidly building assets and intellectual property for ourselves and for our clients. Since our inception, MedFire, an FDA Registered company, has obtained ten (10) United States Patents and two (2) Registered Trademarks. Additionally, we have multiple products in development, and multiple patents pending.

Moving forward, we envision a future where those with great ideas turn to us to develop these ideas into realities. MedFire is where Doctors, Nurses, Scientists, Public Safety Professionals, Veterinarians, and the like, come to move their ideas from the drafting table to the operating table, and from scratch paper to the field. A future that is only limited to one's imagination. This is MedFire Innovations.

Creating a Culture of Innovation


MedFire
INNOVATIONS

MedFire has developed a network of creative and innovative experts to help your ideas become reality. We have created a Culture of Innovation by sharing ideas and concepts within this network of biomedical, mechanical, and electrical engineers, to manufacturers, packaging experts, technical and regulatory specialists, and finally sales and marketing professionals, all with one goal in mind – ***To Bring Innovation To Life***.

MedFire Innovations helps transform ideas into safe, profitable, and innovative medical products through a rapid and systematic design process. We can provide a broad range of services to support medical device development, which includes Class I, Class II, and Class III devices. From design, to engineering and integration, to testing and transfer, we will work with you at any phase of the design process. Whether you are seeking to improve an existing device or to develop a completely new medical device, we are prepared for the challenge.

Serving Those Who Protect Us


MedFire
INNOVATIONS

MedFire has developed three distinct divisions to provide an array of services to those individuals and organization dedicated to protecting those in need. Providing services to help develop products, devices, and services. Providing a dedicated platform for employers and job seeks to connect. Providing a Marketplace for Exponential Brand Growth. **MedFire Helps Those Who Are In The Business of Protecting Others.**

Careers

Innovations

Marketplace

MedFireJobs

MedFire INNOVATIONS

MedFireExpo



MedFire Innovations Logo


MedFire
INNOVATIONS

MedFire

INNOVATIONS™

Company DNA


MedFire
INNOVATIONS

- Multiple divisions and revenue streams
- Incorporated in California in 2016
- Multiple ideas ready for development
- FDA Registered company
- Multiple products currently in the market
- Holder of 10 United States Patents
- Holder of 2 United States Registered Trademarks
- Multiple Patents pending

The MedFire Team


MedFire
INNOVATIONS

MedFire Innovations, Incorporated is led by our **Chairman and Chief Executive Officer, Gregory Christmas**. Mr. Christmas has put together a team of individuals and groups that provide all the experience and skills necessary to ensure the success of MedFire Innovations and all its divisions. From Doctors and Nurses, to Scientists and Bioengineers, EMT's and Paramedics, Firefighters, Engineers, Machinists, Fabricators, IT Professionals, IP Professionals, Marketing Experts, and more. Our combined team is seasoned in their expertise and ready for a challenge.



The Executive MedFire Team


MedFire
INNOVATIONS

Gregory Christmas
President & CEO





Staci Mehl
Vice President



Andrea Siller
Bio Engineer & Consultant



The MedFire Companies


MedFire
INNOVATIONS


MedFire
INNOVATIONS


MedFireJobs




MedFireExpo

MedFire Innovations


MedFire
INNOVATIONS



MedFire Innovations is our primary division, as well as the name of our Company. This division focuses on the development of our Company products, devices, and services. This division provides services to outside individuals and entities seeking various services our company provides for the development of original ideas for the medical, science, and public safety industries. Some of these services include assistance with the design and development of a device, feasibility studies, concept development, design for manufacturing, small batch prototype production, verification and validation, FDA clearance and approval, intellectual property and branding, marketing and sales, and distribution and fulfillment.

WHO we help


MedFire
INNOVATIONS

- Doctors & Science Professionals
- Public Safety & Allied Health Professionals
- Medical Technology Businesses
- Startups & Entrepreneurs

WHAT we do


MedFire
INNOVATIONS



MedFire Innovations, Incorporated was founded because one person wanted to help those who help others, and it is on this statement ***"Protecting Those Who Are In The Business Of Protecting Others"*** our company stands. Since our beginning, we have made it our mission to help bring to market the ideas that will help make our world a better and safer place. To develop ideas that protect patients and patient care providers, and those working on the front lines of public safety. We can do this because we have assembled a team of partners that are dedicated to helping make ideas become reality.



We help make Ideas become reality by using a user-oriented industrial design process based on the Design Thinking methodology. We provide a broad range of services to support medical device development, including Class I, Class II, and Class III devices - to devices used by those working on the frontlines in public safety. From initial concept, to design, to engineering and integration, to testing and transfer, we will work with you at any phase of the design process. Whether you are seeking to improve an existing device, or design and develop a completely new and innovative device, we are prepared for the challenge.

HOW we do it


MedFire
INNOVATIONS

HOW we do it

1. Concept Development
2. Research and Feasibility Studies
3. Product Engineering
4. 3D CAD Modeling
5. Computer Simulation and Analysis
6. Prototyping
7. Industrial Design
8. Process and Design Engineering
9. Verification Testing
10. Intellectual Property
11. Pilot Manufacturing & Assembly
12. Regulatory Approval *(for US & Mexico markets)*

Guiding Businesses


MedFire
INNOVATIONS


Idea
INNOVATION
Research
Improvement
Concept

Guiding businesses at any stage to become the success stories they deserve

We are excited to present some examples of products and devices developed by MedFire Innovations and in collaboration with our unique network of innovative partners.

MedFire Innovations and many more..


MedFire
INNOVATIONS

Path-O-Cap™

Dental Instrument

The Recopad®

Self-Pap

Sere Tool

Cell Delivery System

Williams Key

Path-O-Wrap®

Industry Statistics


MedFire
INNOVATIONS


Medical Device Manufacturing



Medical Device Manufacturing in the United States

$49.4bn	Medical Device Manufacturing in the US Market: Size in 2021
6.3%	Medical Device Manufacturing in the US: Market Size Growth in 2021
4.8%	Medical Device Manufacturing in the US: Annualized Market Size Growth 2016 - 2021

(IBISWorld. December. 8, 2020)

Industry Statistics


MedFire
INNOVATIONS


Medical Supply Wholesaling



Medical Supplies Wholesaling United States

$240.2bn	Medical Supplies Wholesaling in the US Market: Size in 2021
2.1%	Medical Supplies Wholesaling in the US Market: Size Growth in 2021
2.2%	Medical Supplies Wholesaling in the US: Annualized Market Size Growth 2016-2021

(IBISWorld. December. 8, 2020)

Revenue


MedFire
INNOVATIONS



MedFire Innovations will generate revenues by:



Selling products, devices, and services developed and manufactured by MedFire Innovations.



Selling products, devices, and services designed, developed, by MedFire Innovations for contracted customers.



Providing various services including; consulting, concept and design, and development services to individuals and groups interested in product and device development for new - innovative products and devices.



Product Licensing & Royalties

MedFire Jobs


MedFire
INNOVATIONS




MedFireJobs

"Where Heroes Come To Get Hired"

MedFire Jobs is a "niche" job search platform, focused on jobs and careers for those who currently work, or are seeking employment in the fields of Medicine, Science, Nursing, Fire and EMS, Law Enforcement, Veterinary Medicine, and other Public Safety professions. Its features include a hiring platform to assist employers with recruiting, from detailed job posting services to video interview capabilities to meet and assess applicable candidates. The platform further enables Featured Company and Featured Advertisement services that allow employers to improve visibility of their job and career offerings, and more. This tailored platform provides one-of-a-kind user experience for employers and job seekers within this industry sector.

WHO we help


MedFire
INNOVATIONS


MedFireJobs

- Hospitals
- Clinics
- Physicians
- Nurses
- Medical Technicians
- EMT's & Paramedics
- Firefighters
- Public Safety Professionals
- Scientists
- Lab Technicians
- Veterinarian professions
- And more...

WHAT we do



MedFire
INNOVATIONS



MedFireJobs



01

Provide Job Posting & Recruitment Services

02

Provide services to both Job Seekers & Employers



03

Provide direct advertising opportunities for companies and employers



04

Provide a “niche” service to those in the Medical, Science, Public Safety, and Veterinary professions

HOW we do it


MedFire
INNOVATIONS


MedFireJobs

Networking and Coaching Platform

Job Posting Platform

Direct Advertising Platform

Career Search Platform

Video Interview - Resume Platform

Industry Statistics


MedFire
INNOVATIONS

Online Recruitment Websites


MedFireJobs



Online Recruitment Sites In the United States

$11.1bn Online Recruitment Sites in the US: Market Size in 2021

7.1% Online Recruitment Sites in the US: Market Size Growth in 2021

11.5% Online Recruitment Sites in the US: Annualized Market Size Growth 2016 - 2021

According to the US Bureau of Labor Statistics, 20-24% of Americans change jobs every year, which translates to more than 41 million people searching for jobs every single year in the United States.

(IBISWorld. December. 8, 2020)

Revenue


MedFire
INNOVATIONS



MedFire Jobs will generate revenues by:



Providing Job posting services for a fee



Providing advertising opportunities for a fee to companies and employers seeking job candidates



Providing unique services such as; resume writing assistance and video interviewing


MedFireJobs

Marketplace


MedFire
INNOVATIONS


MedFireExpo

"A Marketplace For Exponential Brand Growth"

MedFire Expo is a unique online marketplace environment to foster and nurture key business relationships. The Expo will provide organizations with a place to connect sales teams with sales prospects, identify new markets, and grow brand through strategic alignment and networking. Those who use the Expo will be provided a unique visual experience providing an enhanced customer experience. Expo Members will enjoy a platform to shop for products and services that cater to those who are in the business of serving others.

WHO we help


MedFire
INNOVATIONS


MedFireExpo

Companies and Individuals looking to target consumers who work in the Medical, Science, Public Safety, and Veterinary professions:

- Businesses of All Kinds (large & small)
- Retailers, wholesalers, and manufacturers
- Startups & Entrepreneurs
- Product Developers
- Service Providers
- Consumers

WHAT we do



MedFire
INNOVATIONS

MedFireExpo

Provide a Marketplace between retailers, wholesalers, and manufacturers, and the medical, science, and public safety community.

Provide a “niche” to those who are targeting, and selling to those working in these professions.

Provide specialized B2B, and B2C for specialized products such as; medical devices and consumables

HOW we do it


MedFire
INNOVATIONS


MedFireExpo

By providing:

- Advertising Platform
- eCommerce Platform
- Direct Marketing Opportunities
- Networking Platforms
- Marketing & Advertising Development

Industry Statistics


MedFire
INNOVATIONS


MedFireExpo



E-Commerce & Online Auctions

E-Commerce & Online Auctions In the United States

$619.69bn E-Commerce & Online Auctions in the US: Market Size in 2021

4.6% E-Commerce & Online Auctions in the US: Market Size Growth in 2021

10.7% E-Commerce & Online Auctions in the US: Annualized Market Size Growth 2016-2021

(IBISWorld. December. 8, 2020)

Revenue


MedFire
INNOVATIONS


MedFireExpo



MedFire Expo will generate revenue by:



Advertising Platform for monthly and annual fees



E-Commerce Platform for monthly and annual fees, plus percentage of sales



Direct Marketing Opportunities



Networking Platforms generating fees for training courses and lectures



Marketing and Advertising material development assistance

Looking for Investors


MedFire
INNOVATIONS

We are looking for investors!

MedFire Innovations is looking for investors to participate in our Crowd-Funding offering. Your investment will accelerate our sales and operational efforts –

"Helping Those In The Business Of Protection Others."



The Investment


MedFire
INNOVATIONS

MedFire Innovations, Inc.

is

OFFERING 100,000 SHARES OF SERIES A PREFERRED STOCK AT $10 PER SHARE

TOTAL OFFERING $1,000,000

Minimum Investment is $500

Dividend


MedFire
INNOVATIONS

What do I receive for my investment?

A 6% Yearly Dividend

Investor participants in this investment will receive Series A Preferred Stock. The Preferred Stock will be entitled to receive cumulative dividends at a rate of 6 percent per year.


MedFire Innovations, Inc.
2425 Camino Del Rio S, Suite #125
San Diego, CA 92108 USA
(888)560-1140
medfireinfo@medfire.com
www.medfire.com
MedFire
INNOVATIONS